Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

aQuantive, Inc.:

We consent to the incorporation by reference in registration statements Nos. 333-31350 and 333-73886 on Forms S-8 of aQuantive, Inc. of our report dated June 15, 2004, with respect to the combined balance sheets of SBI.Razorfish (a carved-out business unit of SBI Holdings Inc.) as of December 31, 2003 and 2002, and the related combined statements of operations, business unit equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the Form 8-K/A of aQuantive, Inc. dated October 12, 2004.

Our report refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective on January 1, 2002.

Salt Lake City, Utah

October 8, 2004